FORM AW

WITHDRAWAL OF AMENDMENT TO A

REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT

Sit Mutual Funds

3300 IDS Center

80 South Eighth Street

Minneapolis, MN 55402

612-332-3223

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Sit Mutual Funds II, Inc. (“Registrant”) requests the withdrawal of the Pre-Effective Amendment No. 1 to Registration Statement on Form N-14/A (File No. 002-91312) that was filed with the Securities and Exchange Commission on July 9, 2007. This pre-effective amendment to the Registration Statement was inadvertently submitted under file number 002-91312 and it should have been submitted under the registration number 333-143628.

No securities were sold in connection with the amendment to the Registration Statement filed under the file number 002-91312. The Registrant will file a pre-effective amendment to Registration Statement on Form N-14/A under registration number 333-1439628.

If you have any questions regarding this request for withdrawal, please call me at 612-332-3223.

Thank you for your

/s/ Paul E. Rasmussen

Paul E. Rasmussen

Vice President & Treasurer